U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                 Form 10-SB12G/A

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                  Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                            BRIDGEPORT CAPITAL CORP.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Colorado                                               84-1113055
-------------------------------                              ------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                        5353 Manhattan Circle, Suite 201
                             Boulder, Colorado 80303
                      -------------------------------------
                     (Address of Principal Office) Zip Code

                    Issuer's telephone number: (303) 499-6000

           Securities to be registered under Section 12(b) of the Act:

Title of each class                                Name of each exchange on
to be so registered                         which each class is to be registered
                                 Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                 --------------
                                (Title of class)

                          INDEX TO FINANCIAL STATEMENTS

                         BRIDGEPORT CAPITAL CORPORATION
                         ------------------------------
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS

                                      with

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           December 31, 2000 and 1999


         Report of Independent Certified Public Accountants             F-2

         Financial Statements:

                  Balance Sheet                                         F-3

                  Statements of Operations                              F-4

                  Statement of Changes in Stockholders'  (Deficit)      F-5

                  Statements of Cash Flows                              F-6

                  Notes to Financial Statements                         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors
Bridgeport Capital Corporation
(A Development Stage Company)
Boulder, Colorado

We have audited the accompanying balance sheet of Bridgeport Capital Corporation (A Development Stage Company) as of December 31, 2000, and the related statements of operations, stockholders' (deficit) and cash flows for the two years ended December 31, 2000 and for the period from March 15, 1989 (date of inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Bridgeport Capital Corporation (A Development Stage Company) as of December 31, 2000, and the results of its operations, changes in its stockholders' (deficit) and its cash flows for the two years ended December 31, 2000 and for the period from March 15, 1989 (date of inception) through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency which raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                      Schumacher & Associates, Inc.
                                      Certified Public Accountants
                                      2525 Fifteenth Street, Suite 3H
                                      Denver, Colorado 80211
March 23, 2001

                         BRIDGEPORT CAPITAL CORPORATION
                         ------------------------------
                          (A Development Stage Company)

                                  BALANCE SHEET
                                December 31, 2000


                                     ASSETS
                                     ------



Current Assets:                                                         $  --
                                                                        -------

              TOTAL ASSETS                                              $  --
                                                                        =======


                    LIABILITIES AND STOCKHOLDERS' (DEFICIT)
                    ---------------------------------------

Current Liabilities:
         Accounts payable, related party                                $ 1,122
                                                                        -------

              TOTAL LIABILITIES                                           1,122
                                                                        -------

Commitments and Contingencies (Note 2)                                     --

Stockholders' (deficit):
         Preferred stock, no par value
          10,000,000 shares authorized                                     --
         Common Stock no par value
          800,000,000 shares authorized
          5,000,000 shares issued and
          outstanding                                                       300
         Accumulated (deficit) during
          development stage                                              (1,422)
                                                                        -------

TOTAL STOCKHOLDERS' (DEFICIT)                                             1,122
                                                                        -------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)                           $  --
                                                                        =======




    The accompanying notes are an integral part of the financial statements.



                                             BRIDGEPORT CAPITAL CORPORATION

                                                STATEMENTS OF OPERATIONS

                                                                                                  From
                                                                                               March 15, 1989
                                                                                                (Inception)
                                                                     Years Ended                    To
                                                                     December 31,               December 31,
                                              2000                       1999                      2000
                                          -----------                -----------                -----------

Revenue                                   $      --                  $      --                  $      --
                                          -----------                -----------                -----------

Expenses:
         Audit fees                             1,250                       --                        1,250
         Filing fees                             --                           25                        125
         Other                                   --                         --                           47
                                          -----------                -----------                -----------
                                                1,250                         25                      1,422
                                          -----------                -----------                -----------

Net (Loss)                                $    (1,250)               $       (25)               $    (1,422)
                                          ===========                ===========                ===========

(Loss) Per Share                          $       nil                $       nil                $       nil
                                          ===========                ===========                ===========

Weighted Average Shares
 Outstanding                                5,000,000                  5,000,000                  5,000,000
                                          ===========                ===========                ===========






                              The accompanying notes are an integral part of the financial statements.

                                                              F-4

                                                    BRIDGEPORT CAPITAL CORPORATION
                                                    ------------------------------
                                                     (A Development Stage Company)
                                            STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT)

                                       From Inception (March 15, 1989) through December 31, 2000

                                                                                               Additional
                                               Preferred Stock           Common Stock            Paid-      Accumulated
                                           No./Shares     Amount     No./Shares    Amount      in Capital   Deficit          Total
                                           ----------   ---------    ----------   ---------    ----------   -----------   ----------

Balance at March 15, 1989                       --      $    --         --        $    --      $    --      $    --       $    --
Issuance of stock for cash                      --           --      5,000,000          300         --           --             300
Net loss for the year ended
December 31, 1989                               --           --           --           --           --            (47)          (47)
                                           ---------    ---------    ---------    ---------     ---------   ---------     ---------
Balance at December 31, 1989                    --           --      5,000,000          300         --            (47)          253
Net loss for the year ended
December 31, 1990                               --           --           --           --           --           --            --
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1990                    --           --      5,000,000          300         --            (47)          253
Net loss for the year ended
December 31, 1991                               --           --           --           --           --            (25)          (25)
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1991                    --           --      5,000,000          300         --            (72)          228
Net loss for the year ended
December 31, 1992                               --           --           --           --           --           --            --
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1992                    --           --      5,000,000          300         --            (72)          228
Net loss for the year ended
December 31, 1993                               --           --           --           --           --            (25)          (25)
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1993                    --           --      5,000,000          300         --            (97)          203
Net loss for the year ended
December 31, 1994                               --           --           --           --           --           --            --
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1994                    --           --      5,000,000          300         --            (97)          203
Net loss for the year ended
December 31, 1995                               --           --           --           --           --            (25)          (25)
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1995                    --           --      5,000,000          300         --           (122)          178
Net loss for the year ended
December 31, 1996                               --           --           --           --           --           --            --
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1996                    --           --      5,000,000          300         --           (122)          178
Net loss for the year ended
December 31, 1997                               --           --           --           --           --            (25)          (25)
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1997                    --           --      5,000,000          300         --           (147)          153
Net loss for the year ended
December 31, 1998                               --           --           --           --           --
                                           ---------    ---------    ---------    ---------    ---------    ---------     ---------
Balance at December 31, 1998                    --           --      5,000,000          300         --           (147)          153

Net loss for the year ended
December 31, 1999                               --           --           --           --           --            (25)          (25)
                                          ----------    ---------    ---------    ----------   ---------    ---------     ---------
Balance at December 31, 1999                    --           --      5,000,000           300        --           (172)          128
Net loss for the year ended
December 31, 2000                               --           --           --           --           --         (1,250)       (1,250)
                                          ----------    ---------    ---------    ----------   ---------    ---------     ---------
Balance at December 31, 2000                    --      $    --      5,000,000    $      300   $    --      $  (1,422)    $  (1,122)
                                          ==========    =========    =========    ==========   =========    =========     =========


                              The accompanying notes are an integral part of the financial statements.

                                                              F-5




                                            BRIDGEPORT CAPITAL CORPORATION
                                            ------------------------------
                                             (A Development Stage Company)

                                               STATEMENTS OF CASH FLOWS

                                                                                                         March 15,
                                                                                                          1989
                                                                                                       (Inception)
                                                                                                           to
                                                              Years Ended December 31,                   December
                                                           2000                    1999                  31, 2000
                                                         --------               ----------              ---------
Cash Flows Operating Activities:
 Net loss                                                 $(1,250)              $       (25)             $(1,422)
 Adjustment to reconcile net
  (loss) to net cash provided
  by operating activities:
   Decrease in accounts receivable                            128                        25                 --
   Increase in accounts payable                             1,122                      --                  1,122
                                                          -------               -----------              -------
 Net Cash (Used in) Operating
  Activities                                                 --                        --                   (300)
                                                          -------               -----------              -------

Cash Flows from Investing Activities                         --                        --                   --
                                                          -------               -----------              -------

Cash Flows from Financing Activities
 Proceeds from issuance of stock                             --                        --                    300
                                                          -------               -----------              -------
 Net Cash Provided by Financing
  Activities                                                 --                        --                    300
                                                          -------               -----------              -------

(Decrease) in Cash                                           --                        --                   --

Cash, Beginning of Year                                      --                        --                   --
                                                          -------               -----------              -------

Cash, End of Year                                         $  --                 $      --                $  --
                                                          =======               ===========              =======

Interest Paid                                             $  --                 $      --                $  --
                                                          =======               ===========              =======

Income Taxes Paid                                         $  --                 $      --                $  --
                                                          =======               ===========              =======




                       The accompanying notes are an integral part of the financial statements.

                                                        F-6

                         BRIDGEPORT CAPITAL CORPORATION
                         ------------------------------
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

(1)      Summary of Accounting Policies

         This summary of significant accounting policies of Bridgeport Capital Corporation (A Development Stage Company)(Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         (a)      Organization and Principles of Consolidation
                  --------------------------------------------

                  The Company was organized on March 15, 1989 for the purpose of engaging in any lawful business but it is management's plan to seek a business combination. The Company is a development-stage company since planned principal operations have not commenced. The Company has selected December 31 as its year end.

         (b)      Use of Estimates in the Preparation of Financial Statements
                  -----------------------------------------------------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)      Basis of Presentation - Going Concern

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has suffered recurring losses from operations and has a net capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional capital, and is looking for a business combination candidate.

                         BRIDGEPORT CAPITAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

(2)      Basis of Presentation - Going Concern, Continued

         In view of these matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of a successful business combination. Management believes that actions planned and presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

(3)      Income Taxes

         As of December 31, 2000, the Company had net operating losses available for carry-over to future years of approximately $1,400, expiring in various years through 2020. As of December 31, 2000 the Company has total deferred tax assets of approximately $280 due to operating loss carryforwards. However, because of the uncertainty of potential realization of these tax assets, the Company has provided a valuation allowance for the entire $280. Thus, no tax assets have been recorded in the financial statements as of December 31, 2000.

(4)      Stock Dividend

         Effective April 20, 1995 the Company issued stock dividends of 19 shares for every one. All references to stock outstanding have been retroactively adjusted as if the stock dividend had taken place on the earliest date shown.

(5)      Issuance of Stock

         Effective March 15, 1989, the Company issued 250,000 shares of common stock in exchange for $300 cash.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BRIDGEPORT CAPITAL CORP.

Date: July 31, 2001
                                          By  /s/ Brent Henshaw
                                              ----------------------------------
                                              President and Director
                                              (Principal Executive Officer)



Date: July 31, 2001                       By  /s/ John H. Venette
                                              ----------------------------------
                                              Secretary and Director